

Brandon Metcalf
CEO & Founder at Place Technology
3w •

Crowdfunding?

I must admit I previously dismissed crowdfunding as a way to raise capital.

Boy was I wrong.

I assumed Founders looking to raise money only turned to crowdfunding once they'd exhausted other options.

This is not actually the case at all.

One of my friends shared the success he had with a combo of traditional 506 raise & crowdfunding.

When we decided to raise a round a few months ago, I set out with the goal of filling it with angel investors.

I decided to perform some diligence and cold-called CEOs on crowdfunding sites who raised more than $1m.

Feedback was the same "one of the best ways to raise capital"

With the combo of traditional efforts with angels and adding WeFunder - we now have commitments that put us 16% away from our target of $2.5m.

WeFunder alone raised reservations of $386k in just a couple of weeks.

Raising capital is complex and everyone will have an opinion. There are new ways to raise, but this means a lot of unknowns.

Some suggestions...
✅Know your financials!
✅Surround yourself with smart people who have done it before
✅Do the diligence to verify
✅Keep asking questions until you understand
✅Be clear with what's important to you
✅Prepare for rejections and don't give up

Blog post coming this week about it.